October 15, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Party City Holdings Inc.
Registration Statement on Form S-4 (File No. 333-189513)
Filed on June 21, 2013

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Party City Holdings Inc. (the “Issuer”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 11:00 a.m. Eastern Daylight Time on October 17, 2013 or as soon as possible thereafter.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Jay J. Kim of Ropes & Gray LLP at 212-497-3626 as soon as the Registration Statement has been declared effective.

Very truly yours,

PARTY CITY HOLDINGS INC.

By:	/s/ Michael A. Correale
Name:	Michael A. Correale
Title:	Chief Financial Officer

80 Grasslands Road Elmsford New York 10523 Tel (619) 345-2020 Fax (914) 784-2056